February 6, 2019

Leonard Fluxman
Chief Executive Officer
OneSpaWorld Holdings Limited
Office of Lennox Paton Corporate Services Limited
Bayside Executive Park, Building 3
West Bay Street, P.O. Box N-4875
City of Nassau, Island of New Providence
Commonwealth of The Bahamas

       Re: OneSpaWorld Holdings Limited
           Amendment No. 2 to
           Registration Statement on Form S-4
           File January 22, 2019
           File No. 333-228359

Dear Mr. Fluxman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated December 10,
2018.

Form S-4/A filed January 22, 2019

Material U.S. Federal Income Tax Considerations, page 115

1. Refer to the first paragraph. Please clarify that the discussion of material U.S. federal income tax considerations is counsel's opinion. As currently drafted, it appears counsel is opining on the manner in which the material tax considerations are discussed in the prospectus. For guidance, see section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14,
 Leonard Fluxman
FirstName LastNameLeonard Fluxman
OneSpaWorld Holdings Limited
Comapany NameOneSpaWorld Holdings Limited
February 6, 2019
February 6, 2019 Page 2
Page 2
FirstName LastName
         2011).
Unaudited pro forma financial statements, page 145

2. We note your disclosure on page 109 that upon the closing of the Business Combination the $365,000,000 of debt will be reassigned to a Steiner Leisure subsidiary instead of being assumed by OneSpaWorld. We also note your disclosure on page 146 that the unaudited pro forma financial statements assume the repayment of approximately
         $352,100,000 of outstanding indebtedness and the entry into the New Credit Facilities in connection with the closing of the Business Combination. Please explain.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
186

3. We note your response to prior comment 10 and your revised disclosure. Please revise to ensure that all material factors affecting results are quantified and analyzed. For example, we note that three new ships were added to the fleet. Please also quantify the effects of changes in both price and volume on both revenue and expense categories, where appropriate. Finally, please consider using tables to list and quantify the material factors to which changes in accounts are attributable.
4. We note your response to prior comment 11 but do not see responsive disclosure.
         Therefore, we reissue our prior comment. The analysis portion of your disclosure on cost of services, cost of products, and administrative expenses (i.e., the disclosure after the narrative portion that quantifies the changes) is limited to a single sentence for each category. Please expand to provide a more robust and comprehensive discussion of your various cost categories (cost of services, cost of products, administrative, etc.) including separate quantification and discussion of changes in significant components of cost categories, as appropriate. For example, we note from your disclosure on page F-12 that cost of services includes multiple components such as allocable portion of wages paid to shipboard employees and of payments to cruise lines (which are derived as a percentage of service revenues or a minimum annual rent or a combination of both), an allocable
         portion of staff-related shipboard expenses, costs related to recruitment and training of shipboard employees, wages paid directly to destination resort employees, payments to destination resort venue owners, and health and wellness facility depreciation. As noted
         above, please consider providing tabular disclosures, as appropriate.
5. We note your response to prior comment 12 and your disclosure on page 183 of the pro forma effect of the supply agreement on costs had the agreement been in effect and applicable to all inventory used during the reporting periods presented. Please revise your disclosure here, however, to quantify the actual impact of the supply agreement on reported cost of products and services.
 Leonard Fluxman
FirstName LastNameLeonard Fluxman
OneSpaWorld Holdings Limited
Comapany NameOneSpaWorld Holdings Limited
February 6, 2019
February 6, 2019 Page 3
Page 3
FirstName LastName
Combined Statements of Equity, page F-6

6. We note your response to prior comment 14. You state that "net distributions" per the statements of cash flows exclude items (non-cash transactions) included in "net distributions" per the statements of equity. However, "net distributions" per the statements of cash flows exceed those reported in the statements of equity. In addition, in the reconciliation you provided in response to comment 14, the totals listed as "cash outflow from financing activities" are the amounts reported in the statements of equity not the statements of cash flows. Please advise.
Combined Statements of Cash Flows, page F-7

7. We note your response to prior comment 15. You state that Parent corporate overhead costs were incurred and settled directly the Parent and, therefore, do not represent a cash flow of you. While we understand that Parent corporate overhead costs were initially incurred and settled with payees by the Parent, our comment was intended to focus on the non-cash adjustment for "allocation of Parent corporate overhead" recognized (i.e., incurred) by you. In this regard, please tell us the nature of this adjustment and the underlying costs, how such amounts were ultimately settled by you, and where such settlements are presented in the statements of cash flows.
8. We note that net distributions to Parent and its affiliates per the statements of cash flows totaled approximately $202 million for the three-year period ending December 31, 2017.
         This exceeded net income (and non-cash adjustments to reconcile net income to cash provided by operating activities, which included depreciation/amortization, stock-based compensation, and deferred income taxes) of approximately $105 million for that three-
         year period by approximately $97 million. We note no significant changes in cash, debt, or net working capital in the periods presented. Therefore, please tell us how you funded the amount of distributions in excess of net income adjusted for the non-cash expenses listed above. Please be detailed in your response and provide quantification of amounts to facilitate our understanding.
9. Please tell us what net distributions to Parent and affiliates are net of and provide us with quantified amounts.
Note 1: Organization, page F-9

10. We note your response to prior comment 17. Please tell us whether renewals require consideration and, if so, how that impacts your assessment of the useful life assigned to contract intangibles.
Note 6: Long-term Debt, page F-45

11. We note your response to prior comment 21. You state that as there were no historical interest charges or intercompany agreements with the Parent, you were not required by
 Leonard Fluxman
OneSpaWorld Holdings Limited
February 6, 2019
Page 4
      SAB Topic 1B:1 question 4 to reflect interest charges in your historical financial statements. However, that SAB question states the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on the parent's books will henceforth be recorded in the subsidiary's books. Given that Spa Operations appear to be the predominate source of revenues and operating income for your Parent (per the September 30, 2015 Form 10-Q), it appears that the debt specifically related to your operations. In addition, the debt is now carried on your books. Therefore, please explain to us why you do not believe the debt related to your operations (specifically addressing the predominance of your revenues and operating income to the consolidated Parent entity).
12. Please tell us what consideration you gave to providing the debt agreement as an exhibit to your filing. Refer to Item 601 of Regulation S-K.
       You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk,
Accounting
Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.



                                                             Sincerely,
FirstName LastNameLeonard Fluxman
                                                             Division of
Corporation Finance
Comapany NameOneSpaWorld Holdings Limited
                                                             Office of
Transportation and Leisure
February 6, 2019 Page 4
cc:       Peter S. Seligson
FirstName LastName